



Muttz Realty LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $124,000

Offering End Date: December 23, 2023

Repayment Period: 4 years (48 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Muttz Realty LLC

Founded: July 29, 2021

Address: 4055 Marydale Dr
            Nashville, TN 37207

Industry: Offices of Real Estate Agents and Brokers

Employees: 1

Website: https://www.muttzrealty.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,650 (94.00%) – of the proceeds will go towards working capital- expansion of brokerage and service offerings

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,390 Followers





Business Metrics:

	FY23	FY24	YTD 10/31/2025
Total Assets	$8,871	$13,498	$5,726
Cash & Cash Equivalents	$4,595	$8,959	$1,188
Accounts Receivable	$4,276	$4,539	$4,539
Short-term Debt	$23,200	$16,554	$2,754
Long-term Debt	$0	$0	$0
Revenue	$346,842	$411,357	$152,021
Cost of Goods Sold	$118,850	$231,664	$50,377
Taxes	$0	$0	$0
Net Income	$16,055	$35,716	-$1,715

Recognition:

Muttz Realty LLC (DBA Muttz Realty) was founded by co-owner John Zupancic in 2021 with a clear mission: create a space where EVERYONE feels empowered, respected, and heard, and no one ever feels less than, uninformed, or invisible. Their goal is to make generational wealth through real estate accessible to everyone, not just the people the real estate industry traditionally serves. To date they have sold over 130 homes, donated more than $25,000 to local rescues and LGBTQ+ advocacy groups, and fostered 30 dogs and cats at their office.

About:

Muttz Realty LLC (DBA Muttz Realty) is a boutique brokerage modernizing real estate through honesty, inclusivity, and community impact. They offer full-service residential support for buyers, sellers, and investors, with every transaction aiding dog rescue and community advocacy groups.

For more information, contact our Customer Support Team at support@thesmbx.com

